INVEST IN THE STRIKER

⚽ Be an Owner of an Independent Soccer Media Platform



thestriker.com Austin Texas

LEAD INVESTOR



Rene Van De Zande

As a lifelong supporter of soccer, I've been amazed to see how far the sport has come since I moved to the United States in 1997. Once-empty stadiums are now full, and fans are hungry to talk about their teams. But they still need an independent voice to drive the conversation.

The moment to cultivate that voice is now. With the 2026 World Cup in North America just around the corner, Major League Soccer landing a $2.5 billion deal with Apple TV as the league becomes more profitable, an ever-expanding youth soccer scene, and continued expansion of professional soccer leagues to new cities, we believe soccer is about to truly take off.

Since launching The Striker has created a network of journalists who now have a home for their extensive knowledge of the game locally. *The lead investor for this Wefunder raise, Rene Van De Zande, currently holds 62.8% voting power in The Pitch Texas Inc. As an independent Board Director, he holds the title "Chairman of the Board of Directors" though is not active in the management and daily decisions of the company.*

Invested $5,000 this round & $1,069,550 previously

Highlights

1. 📣 Opportunity to invest & enjoy the potential upside of an independent soccer media platform
2. 🇺🇸 You can be the VOICE that shapes the future of this iconic sport in America
3. ❤️ We've built a COMMUNITY 👫 of soccer fans & reporters who LOVE us to the core
4. 🏆 We have an Industry-leading 80% subscriber-to-paid-member conversion rate & double-digit growth
5. 💵 MULTIPLE Revenue Streams - subscriptions, advertising, syndication, and selling merchandise
6. 🏟️ We are expanding at the perfect time, ahead of FIFA WORLD CUP 2026 in the USA
7. 🏆 We are leading the change of the $7B+ soccer brand & media investment market

Our Team



Roberto Silva Executive Director and Co-Founder

Soccer has been a way of life since birth for Roberto; a native Brazilian who holds an MBA in sports management from the UPC in Spain. He has worked in professional soccer for over 20 years.



Chris Bils Senior Writer and Co-founder

Obsessed with soccer since the 2006 World Cup, Chris has created and expanded coverage of the sport at multiple news outlets. His work has been published in the Austin American-Statesman, Dallas Morning News, Associated Press, and Howler Magazine.


SORRY, I'M JUST
THE WRITER

Phil West Managing editor and columnist for The Striker

West is a veteran writer and editor whose work has been featured on MLSSoccer.com, on the Austin FC website, on Arsenal.com, and for numerous other websites and publications, including The Daily Dot, Nautilus, Pro Soccer USA, Howler and others



Victor Araiza Covers Houston Dynamo FC and Greater Houston

Araiza began his career in 2011 with KYAZ 51 as a video editor on Houston Dynamo Spanish TV broadcasts and as an on-air reporter for the weekly "Marcador Azteca" program that aired on Texas Azteca affiliates.



Jon Arnold Covers FC Dallas and the DFW Metroplex

Arnold worked for Goal from 2013-2020 as its Mexico/Concacaf Correspondent, covering a World Cup, a pair of Copa Americas, and a whole slew of Gold Cups. He serves as the BBC World Football Phone-In's Concacaf expert.



Laura Gomez Covers the Houston Dash for The Striker Texas

Gomez has covered sports at all levels in radio, T.V., print and online media. She is bilingual journalist who has a special passion for fútbol and has worked with MLSSoccer.com, ProSoccerUSA, Bleacher Report and now The Striker.



Theo Lloyd-Hughes The Striker's social media and covers the Houston

Theo manages The Striker's social media and covers the Houston Dash. Lloyd-Hughes takes pride in covering the NWSL and international women's soccer.


striker

Jonathan Check Covers San Antonio soccer and the USL Championship

Jonathan's love of soccer began while following the 2010 World Cup, and he also supports and follows Manchester City FC and the United States national teams. He graduated from Texas State University in 2017 with a degree in journalism.



Joe Rodriguez Covers El Paso Locomotive FC, UTEP Women's Soccer

Rodriguez has covered soccer at the professional level across the El Paso, Texas-Ciudad Juarez border since 2008 and local sports from high school football to University of Texas at El Paso (UTEP) athletics for print and radio.



Benjamin Virgen Covers LAFC for The Striker

He published numerous web-based articles with the insight into the club and analysis of the games. Virgen has also appeared as a special guest on several podcasts including LA Soccer Hub and Dale Black & Gold to discuss LAFC.



Joseph Balleweg Covers San Diego Wave FC for The Striker

He appeared on the Zambombazo soccer podcast and has his own podcast, Joey Talks. His work has also been featured in Protagonist Soccer. Balleweg studied journalism at Pacific University in Forest Grove, Oregon.



J. Sam Jones Covers Atlanta United for The Striker

Sam graduated with a Master's in journalism from the University of Georgia. Upon graduating, Sam began writing national features and columns for MLSsoccer.com, the official site of MLS Soccer.



Edson Ochoa Covers RGV FC for The Striker

Ochoa graduated from the University of Texas-Rio with a Bachelor's in Computer Information Systems. In his spare time, he began covering the Houston Dynamo and Houston Dash for The Peel Podcast and RGV FC for his Down in the Valley Podcast.



Alexander Ruiz covers LA Galaxy for The Striker

Alex has covered the LA Galaxy closely since 2019. Working for LA Soccer Hub in 2021 while also helping manage the largest LA Galaxy news account on Instagram with Total Galaxy.

You have a rare opportunity to shape the future of Soccer ⚽ in America.


For 150 Million Fans
across North America,
Soccer is Life

Soccer is a massive market in North America, yet the media coverage of Soccer is not yet developed.

This leaves millions of soccer fans in the United States crying out for a high-quality independent media organization focusing solely on soccer.

> ***At Striker, we are closing the gap between what the fans want and what the media provides.***

Today, you have the opportunity to own a media company with a 100% focus on soccer, at a time when professional soccer in North America is booming – and set to grow exponentially.

SO, WHAT IS THE STRIKER

> ***The Striker is a dedicated independent soccer media company that provides analysis, interviews, and stories that connect soccer fans to their favorite players and teams.***

We provide subscribers with a quality news website and iOS/Android app devoted to covering all levels of the sport, from budding youth teams to the pinnacle of MLS.

More than simply providing news, we are building a strong community of like-minded soccer fans.

We are more than just another media platform. We are the independent voice of millions of die-hard soccer fans.

Now, as America approaches the World Cup year (2026), we are ready to replicate our success across the entire country.

❤️ LOVE & VIRALITY

> ***We are loved by Soccer Fans, Reporters, Players, & Teams.***


Andrew Forest El Paso Locomotive
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Ryan Sas The Striker Subscriber
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Jessica O'Neill, Houston Dash President
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Arch Bell - The Striker supporter
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Dustin Nation - Dallas Soccer Show
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Jon Arnold, Senior Writer of The Striker
Jon Arnold
Senior Writer
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OUR COMPETITIVE ADVANTAGES:

- **100% SOCCER.** The Striker provides unrivaled soccer coverage and nothing else. The truth is that soccer fans don't want soccer news shoehorned into general sports coverage. This is why The Striker works – our dedicated soccer coverage allows our journalists to dive deep into the world of soccer.
- **PURE INDEPENDENCE.** The Striker prides itself on 100% independent reporting. We are not affiliated with one team and therefore are unbounded in our journalistic output. Our experienced writers provide a necessary, educated, and independent voice on the subject, and will never defraud our readers of the truth.
- **EXCEPTIONAL QUALITY.** The Striker provides fans with the highest quality. Not only in the quality of our reporting, but in the use of our site and app.

Fan blogs and podcasts may also provide independent reporting, but they cannot match the depth and quality offered by The Striker team.

🚀 TRACTION & GROWTH

Our business model is making excellent traction – all with a tiny marketing budget and zero dedicated sales staff.

This is thanks to our quality independent coverage and a strong user experience leading to full engagement by the soccer community.

To date, The Striker has already generated more than 1,000 subscribers paying $5.99/month for content, over 25,000 monthly unique users, and more than 100,000 page views per month.

In 2021, we launched The Striker Texas, focusing solely on soccer in the state of Texas.

In under 18 months, ~200K fans had used the site and we had ~1K paying subscribers.

Our platform boasts an industry-leading trial conversion rate of around 80%.

> *Our data indicates that 4 out of 5 people who sign up for a free trial convert to paid members.*

Our launch was a resounding success and we have since started our journey of expansion into the rest of the United States.

In 2022, we expanded the concept into Atlanta and California and achieved similar results too.


200K+
visitors
1K+
paying subscribers
80%
conversion to paid members

⌚ WHY NOW?


WITH THE FIFA WORLD CUP IN THE USA APPROACHING, NOW IS THE RIGHT TIME FOR YOU TO INVEST IN THE STRIKER

In 2018, the FIFA World Cup Final had a global audience of 1.1 billion people.

Undoubtedly, the World Cup is the biggest tournament on the planet.

In 2026, when the World Cup hits North America, that audience is set to be even bigger – and The Striker is in a prime position to capitalize on the excitement before, during, and after the tournament.

👨‍💼 THE BUSINESS MODEL

Our projections for future years are supported by a strong budget for our marketing efforts, along with the expansion of coverage for more teams in more markets.

Currently, The Striker's main source of income is our subscription service, which now has more than 1,000 users paying $5.99 per month.


Subscribers
THE striker
"Y'all in Texas are lucky to have @TheStriker Texas to cover soccer in the state. Well worth the subscription".
@MattDoyle76
63% of revenue
Subscribers
200K
150K
100K
50K
0K
12.4K
32K
62.5K
123.7K
166.5K
2023
2024
2025
2026
2027

	2023	Year 2	Year 3	Year 4	Year 5
Subscribers ($60/year)	12.4K	32K	62.5K	$123.7K	$166.5K
Revenue	$330K	$1.019M	$2.12M	$4.185M	$6.330M

* Considering CAC of $30 (Annual Investment of $900K)

Forward-looking projections are not guaranteed.

Brands (Sponsors)

the striker

*"Brands will spend up to US $200 million for a sponsorship package for the FIFA World Cup."- **SenithMedia***

33% of revenue

	2023	2024	2025	2026	2027
Sponsor	$165K	$510K	$764K	$993K	$1.092M
Events	$100K	$200K	$400K	$480K	480K
Others	$90K	$190K	$410K	$820K	$820K

* Events : Summits (Virtual and in-person), Fanfests, Pick- up Games and Tournaments

Forward-looking projections are not guaranteed.

As we grow, so will our revenue streams.

We will soon begin sponsorship deals with local and national brands who want to target a soccer-focused audience, as well as syndication, sharing our content with mainstream publications.

In future years, diversifying and expanding revenue streams will continue to be a strength of the organization.

Media outlets (Syndication)

the striker

*"We are excited to see the growth of The Striker Texas and overall interest in professional soccer in the Lone Star State." **Tommy Magelssen, Assistant sports editor/The Dallas Morning News***

4% of revenue

	2023	2024	2025	2026	2027
Direct Sales	$54K	$108K	$144K	$180K	$216K
Gain Media (estimated)	$$$ Priceless $$$				

*Syndication = B2B Content sales to other media outlets

Creating our own structure or in partnership with established companies, The Striker will explore online gambling, ticket sales, fantasy games, and NFT opportunities.

Over the next three years, we have plans to steadily grow our subscribers by adding more teams in more states.

Additional revenue opportunities

the striker

- **Online gambling**
- **Ticket sales**
- **Fantasy games**
- **NFT/Tokens**





📈 FINANCIAL PROJECTIONS

Maintaining our current momentum, by World Cup year we project a total subscriber base of more than 166,000.

Along with our growing sponsorship and syndication deals, we project annual revenue of $6.6 million in 2026, with an EBITDA of more than $911,000.



Revenue
10
7.5
5
2.5
0
$ 739K
$2.03M
$ 3.8M
$ 6.7M
$ 8.9M
(in Millions, USD) *
2023
2024
2025
2026
2027

Forward-looking projections are not guaranteed.

With the proper funding in place, our true vision of The Striker to cover the Americas can be realized.

COMPETITION



Competitor's landscape
QUALITY SOCCER COVERAGE
INDEPENDENT
Soccer news coverage in the US
*The Athletic was acquired for $550M by the New York Times in January 2022, according to reports.
striker

🦸 THE LEADERSHIP TEAM



The Founding Team
Roberto Silva
Executive Director and Co-Founder
Soccer has been a part of life since birth for Roberto, a native Brazilian who holds an MBA in sports management from the UPC in Spain. He has worked in professional soccer for over 20 years, with experience at Flamengo, Fluminense, Coritiba, Athletico, USL Austin and sports agencies. While general manager of Austin Bold FC in USL, the team won the 2019 Copa Tejas. He is also a Fluminense fan.
Chris Bils
Senior Writer and Co-founder
Obsessed with soccer since the 2006 World Cup, Chris has created and expanded coverage of the sport at multiple news outlets. His work has been published in the Austin American-Statesman, Dallas Morning News, Associated Press and Howler Magazine, and he has covered Austin FC since the team's existence was just a rumor.
Rene Van De Zande
Angel Investor
Rene has enjoyed a lifelong love affair with soccer, beginning with his fandom of Feyenoord Rotterdam in the Netherlands and later developing into an investment and ownership stake in PDL and USL franchises in the United States. He is currently a Suite owner at LAFC, and has been the title sponsor of his Dutch hometown amateur team since 2016.

INVEST IN THE STRIKER TODAY

> ***The Striker is more than just another financial investment. It's an opportunity to build the very fabric of our community based on our shared love for the beautiful game.***

Up until now, our founding team has put their passion and enthusiasm to get The Striker off the ground.

As you have seen, it has worked.

> ***The Striker is going viral, is loved by everyone, has proven traction, is making money, building a strong community, is expanding at the right time, and has tons of untapped potential.***

This has all been done with very little marketing.

We invite you to invest in The Striker and become a key part of changing soccer coverage in North America forever.

🎁 Perks


THE striker
$250
• Two-year subscription of The Striker
• 25% Discount code at The Striker Merch Store


THE striker
$1,000
• Two-year subscription of The Striker
• Five one-year Gift-subscription of The Striker for family and friends
• Participate in at least one yearly online Q&A with The Striker staff and or/soccer personalities
• 25% Discount code at The Striker Merch Store
• $50 gift card to be used at The Striker Merch Store


THE striker


$5,000
Two-year subscription of The Striker
Ten one-year Gift-subscription of The Striker for family and friends
Participate in at least one yearly online Q&A with The Striker staff and or/soccer personalities
25% Discount code at The Striker Merch Store
$100 gift card to be used at The Striker Merch Store


THE striker
$25,000
Five-year subscription of The Striker
Ten one-year Gift-subscription of The Striker for family and friends
Participate in at least one yearly online Q&A with The Striker staff and or/soccer personalities
Free access to The Striker Soccer Summit
Two one one-on-one session per year with CEO and Founder of The Striker
Participate in a yearly in person event with a soccer personality (player, front office, national reporter,....)
25% Discount code at The Striker Merch Store
$200 gift card to be used at The Striker Merch Store


$50,000+
THE striker
Five-year subscription of The Striker
Twenty Gift-subscription of The Striker for family and friends
Participate in at least one yearly online Q&A with The Striker staff and or/soccer personalities
Free access to The Striker Soccer Summit
Monthly one-on-one session per year with CEO and Founder of The Striker
Participate in a yearly in person event with a soccer personality (player, front office, national reporter,....)
Seat at The Striker Advisory Board
25% Discount code at The Striker Merch Store
$500 gift card to be used at The Striker Merch Store

We are developing a community; not just of fans but of professional soccer reporters who are passionate about their sport and want to work for a company that values it as much as they do.

With the World Cup just a few years away, there is no better time to invest in a soccer media company that is set to explode across the country.

Invest today!